UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

2

Overview

JE Cleantech Holdings Limited (together with its subsidiaries, our “Group”) is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Our Group commenced business in the selling of cleaning systems in 2005, before starting our business in the design, development, manufacture and sale of cleaning systems in Singapore in 2006. We design, develop, manufacture and sell cleaning systems for various industrial end-use applications to our customers mainly in Singapore and Malaysia. We have also provided centralized dishwashing services since 2013 and general cleaning services since 2015 mainly for food and beverage establishments in Singapore.

For the six-month periods ended June 30, 2024 and 2025, our revenue amounted to approximately SGD10.7 million, and SGD6.5 million, respectively. Our net income/(loss) amounted to approximately SGD0.6 million and SGD(0.8) million for the six-month periods ended June 30, 2024 and 2025, respectively.

The following table shows our Statement of Operations data for the six-month periods ended June 30, 2024, and 2025 in SGD and, for 2025, in USD. For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report.

	For the six-month periods ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000 (1)

Revenues	10,742	6,494	5,106
Cost of revenues	(7,908)	(4,866)	(3,826)
Gross profit	2,834	1,628	1,280

Operating expenses:
Selling and marketing expenses	(86)	(107)	(84)
General and administrative expenses	(2,181)	(1,943)	(1,528)
Total operating expenses	(2,267)	(2,050)	(1,612)

Income/(loss) from operations	567	(422)	(332)

Other income/(expense):
Other income	554	268	211
Interest expense	(236)	(238)	(187)
Other expense	(64)	(420)	(330)
Change in fair value in financial instrument	(49)	-	-
Total other income/(expense)	205	(390)	(306)

Income/(loss) before tax expense	772	(812)	(638)
Income tax expense	(174)	(20)	(16)
Net income/(loss)	598	(832)	(654)

(1) Calculated at the rate of US$0.7862 = SGD1, as set forth in the statistical release of the Federal Reserve System on June 30, 2025.

3

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors’’ in our Annual Report for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2025, and those set out below:

Dependence on our major customer groups

Our aggregate sales generated from our top five customers groups were approximately 75.9% and 54.7% of our revenue for the six-month periods ended June 30, 2024 and 2025, respectively. Accordingly, our sales would be significantly negatively affected by a reduction in orders from our top five customer groups. Maintaining a certain level of customer orders is subject to certain inherent risks, many of which are beyond our control, including, among others, risks related to changes and developments in the local political, regulatory and business conditions that may affect customers’ purchases from us. A reduction in demand for our products and services by our top customer groups could have a material adverse effect on our business, results of operations and financial condition, and could affect our ability to remain profitable and achieve business growth.

In addition to maintaining and growing our business with existing customers, the success of our business also depends on our ability to attract new customers. If we are unable to attract new customers, our business growth will be hampered and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Non-recurring nature of our sale of cleaning systems and other equipment business

We design, manufacture and sell cleaning systems and other equipment on an order-by-order basis. Our customers are under no obligation to continue to award contracts to or place orders with us and there is no assurance that we will be able to secure new orders in the future. Moreover, our Group generally must go through a tendering or quotation process to secure new orders, and the number of orders and the amount of revenue that we are able to derive therefrom are affected by a series of factors including but not limited to changes in our clients’ businesses and changes in market and economic conditions. The result of such process is beyond our control and there is no assurance that our Group will secure new projects from future tender submissions or new orders. Accordingly, our results of operations, revenue and financial performance may be adversely affected if our Group is unable to obtain new orders from our customers of contract values, size and/or margins comparable to previous orders.

Fluctuations in the cost of our raw materials

Raw materials, such as steel and electronic components, are the largest component of our cost of revenues, representing approximately 26.1% and 17.6% of our total cost of revenues for the six month periods ended June 30, 2024 and 2025, respectively. As our contract price is fixed once our customer confirms an order for a cleaning system or other equipment, it is difficult for us to manage the pricing of our cleaning systems and other equipment to pass on any increase in costs to our customers. Any fluctuations in the cost of raw materials would affect our profitability.

The prices at which we purchase such raw materials are determined principally by market forces, such as the relevant supply of and demand for such raw materials and by our bargaining power with our suppliers. During the six-month periods ended June 30, 2024 and 2025, the majority of our raw materials were commonly available from the marketplace, and their prices are affected by market forces. We monitor supply and cost trends of these raw materials and take appropriate actions to obtain the materials we need for production. We expect fluctuations in the cost of key materials to continue to affect our margins.

All of the raw materials we procure, including stainless steel, aluminum and electronic components, are purchased from a number of suppliers to ensure adequate supply and efficient delivery to our production and processing facilities.

We may not be able to maintain compliance with Nasdaq’s continued listing requirements.

In November 2022 and again in December 2023, we received notifications from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that our Ordinary Shares had failed to maintain a minimum bid price of $1.00 over the last 30 consecutive business days as required by Nasdaq’s Minimum Bid Price Requirement, putting our Ordinary Shares at risk of being delisted from Nasdaq. Although, in both of those instances, we regained compliance and our Ordinary Shares were not delisted from Nasdaq, the trading price of our shares is volatile and there can be no assurance that it will not drop below $1.00 for 30 consecutive business days in the future. If that happens, and if we are unable to regain compliance with the Minimum Bid Price Requirement, our Ordinary Shares could be delisted from Nasdaq.

If, in the future, our Ordinary Shares are delisted from Nasdaq, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news and analyst coverage; and
●	decreased ability to issue additional securities or obtain additional financing in the future.

In addition, as long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale, although the law does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. If we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares in the future.

4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

During the six-month periods ended June 30, 2024 and 2025, our customers were from various industries, including HDD manufacturing, semiconductor manufacturing, food and beverage and industrial electronic. As of the date of this Report, our customers continue to be from such various industries. Our cleaning systems and other equipment were mainly sold in Singapore and Malaysia, and we provided centralized dishwashing and ancillary services to customers in Singapore.

Our revenue was derived from (i) our sale of cleaning systems and other equipment business; and (ii) our provision of centralized dishwashing and ancillary services business. The following table sets out the revenue generated from each of our business sectors during the six-month periods ended June 30, 2024 and 2025:

	Six-month periods ended June 30,
	2024		2025
	SGD’000%		SGD’000%

Sale of cleaning systems and other equipment business
Sale of precision cleaning systems	5,403	50.3	1,391	21.4
Sale of other cleaning systems and other equipment	1,230	11.5	1,077	16.6
Repair and servicing of cleaning systems and sale of related parts	348	3.2	346	5.3
Sub-total	6,981	65.0	2,814	43.3

Provision of centralized dishwashing and ancillary services business
Provision of centralized dishwashing and general cleaning services	3,562	33.2	3,433	52.9
Leasing of dishwashing equipment	199	1.8	247	3.8
Sub-total	3,761	35.0	3,680	56.7

Total	10,742	100.0	6,494	100.0

Our total revenue decreased by approximately SGD4.2 million or 39.5% to approximately SGD6.5 million for the six-month period ended June 30, 2025 from approximately SGD10.7 million for the six-month period ended June 30, 2024. The decrease was primarily attributable from the decrease in revenue generated from our sale of cleaning systems and other equipment business of approximately SGD4.2 million, which resulted primarily from decrease in revenue from our precision cleaning systems approximately SGD4.0 million. The decrease in revenue generated from our sale of precision cleaning systems for the six-month period ended June 30, 2025 was primarily due to a group of key customers in Malaysia rescheduling of delivery and commissioning for a later period of major orders. The rescheduling reflects customers’ project timeline adjustments rather than reduced demand.

5

The following table sets forth the movement in orders backlog for our sale of cleaning systems and other equipment in terms of approximate contract value of orders during the six-month periods ended June 30, 2024 and 2025.

	Six-month periods ended June 30
	2024	2025
	(SGD’000)	(SGD’000)

Outstanding contract value as of beginning of period(1)	25,280	14,551
New contract value for the period	2,686	4,282
Revenue recognized for the period	(6,981)	(2,814)
Outstanding contract value as of period end(2)	20,985	16,019

(1) Outstanding contract value as of beginning of period represents the contract value of orders which were not completed as of the beginning of the relevant period.

(2) Outstanding contract value as of period-end represents the contract value of ongoing orders as of the end of the relevant year or period that will be carried forward to the next year or period.

Revenue by geographical locations

For the six-month periods ended June 30, 2024 and 2025, approximately 40.2% and 67.3% of our total revenue, respectively, was generated from customers located in Singapore and approximately 44.0% and 9.7% of our total revenue, respectively, was generated from customers located in Malaysia. For the same six-month periods, our revenue generated from customers located in other countries accounted for approximately 15.9% and 23.0% of our total revenue, respectively.

Cost of revenues

During the six-month periods ended June 30, 2024 and 2025, our cost of revenues was mainly comprised of raw materials costs, labor costs, sub-contracting costs and production overheads. For the six-month periods ended June 30, 2024 and 2025, our cost of revenues amounted to approximately SGD7.9 million and SGD4.9 million, respectively.

	Six-month periods ended June 30,
	2024		2025
	SGD’000%		SGD’000%

Cost of sale of cleaning systems and other equipment	4,615	58.4	1,729	35.5
Cost of provision of centralized dishwashing and ancillary services	3,293	41.6	3,137	64.5

Total	7,908	100.0	4,866	100.0

The cost of revenues decreased in line with the decrease in our revenues.

Gross profit and gross profit margin

Our total gross profit amounted to approximately SGD2.8 million and SGD1.6 million for the six-month periods ended June 30, 2024 and 2025, respectively. Our overall gross profit margins were approximately 26.4% and 25.1% for the six-month periods ended June 30, 2024 and 2025, respectively.

Our total gross profit decreased by approximately SGD1.2 million for the six-month period ended June 30, 2025, primarily due to lower revenue from the sales of precision cleaning systems, our most profitable business sub-segment.

6

Selling and marketing expenses

Our selling and marketing expenses mainly included promotion and marketing expenses and transportation expenses. The marginal increase for the six-month period ended June 30, 2025 was mainly due to increased participation in exhibition of our precision cleaning systems in Singapore and overseas.

General and administrative expenses

Our general and administrative expenses primarily consist of: (i) staff cost; (ii) depreciation; (iii) office supplies and upkeep expenses; (iv) travel and entertainment; (v) legal and professional fees; (vi) directors and officers liability insurance; and (vii) miscellaneous expenses. The following table sets forth the breakdown of our general and administrative expenses for the six-month periods ended June 30, 2024 and 2025:

	Six-month periods ended June 30,
	2024		2025
	SGD’000%		SGD’000%

Staff costs	1,302	59.7	1,138	58.6
Depreciation	114	5.2	68	3.5
Office supplies and upkeep expenses	102	4.7	79	4.1
Travel and entertainment	88	4.0	154	7.9
Legal and professional fees	341	15.6	414	21.3
Directors and officers liability insurance	51	2.3	32	1.6
Miscellaneous expenses	183	8.5	58	3.0
Total	2,181	100.0	1,943	100.0

Our general and administrative expenses amounted to approximately SGD2.2 million and SGD1.9 million for the six-month periods ended June 30, 2024 and 2025, respectively, representing approximately 20.3% and 29.9% of our total revenue for the corresponding periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs attributable to our employees and directors’ remuneration. The decrease in staff costs for the six-month period ended June 30, 2025 was primarily attributable to the Group’s job redesign initiatives, which streamlined work processes and enhanced productivity, leading to a reduction in manpower requirements and cost efficiency. These efforts reflect the Group’s continued focus on productivity enhancement and sustainable cost management.

Other income

Other income of our Group amounted to approximately SGD0.6 million and SGD0.3 million for the six-month periods ended June 30, 2024 and 2025, respectively. The following table sets forth the breakdown of our other income for these periods.

	Six-month periods ended June 30,
	2024	2025
	SGD’000	SGD’000

Wholesale sales of STICO anti-slip shoes	16	23
Interest income	107	75
Foreign exchange gain	227	-
Government grants	165	147
Other(1)	39	23
Total	554	268

(1) Other mainly consists of sale of scrap materials and other miscellaneous income.

7

Other income of our Group amounted to approximately SGD0.3 million for the six-month period ended June 30, 2025 compared to SGD0.6 million for the six-month period ended June 30, 2024 mainly due to a decrease in foreign exchange gain from revaluing USD receivables and bank balances occurred when the Company’s reporting currency SGD weakened against the US dollar during the period.

Interest expense

Our interest expense arose from lease liabilities and secured bank loans. Interest expense of our Group amounted to approximately SGD0.2 million for the six-month period ended June 30, 2024 and 2025.

Other expenses

Other expenses of our Group mainly consist of cost of STICO anti-slip shoes, bank charges and exchange loss.

Income tax

During the six-month period ended June 30, 2025, our income tax expense comprised of our current tax expense for the period. The following table sets forth the breakdown of our income tax for the six-month periods ended June 30, 2024 and 2025:

	Six-month periods ended June 30,
	2024	2025
	SGD’000	SGD’000

Current tax expense	238	20
Deferred tax	(64)	-

Total	174	20

Our income tax, net, decreased from SGD0.2 million for the six-month period ended June 30, 2024 compared to SGD20 thousand for the six-month period ended June 30, 2025. This was generally in line with the decrease in our profit and taxable income.

Our Group had no tax obligation arising from other jurisdictions during the six-month periods ended June 30, 2024 and 2025. During the six-month periods ended June 30, 2024 and 2025, our Group had no material dispute or unresolved tax issues with the relevant tax authorities.

Pursuant to the rules and regulations of the Cayman Islands and the British Virgin Islands, our Group is not subject to any income tax in the Cayman Islands or in the British Virgin Islands. Our Group’s operations are based in Singapore and we are subject to income tax on an entity basis on the estimated chargeable income arising in Singapore at the statutory rate of 17%.

Net Income/(loss) for the Period

As a result of the foregoing, our net income/(loss) amounted to approximately SGD0.6 million and SGD(0.8) million for the six-month periods ended June 30, 2024 and 2025, respectively.

Key Non-US GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key non-US GAAP financial measures to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

Adjusted EBITDA

Adjusted EBITDA is a non-US GAAP financial measure calculated as net income adjusted to exclude: (a) depreciation and amortization, (b) interest expense, and (c) income tax expense.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-US GAAP Financial Measures”.

Reconciliation of Non-US GAAP Financial Measures

To supplement our financial information we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-US GAAP financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	Six-month periods ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	US$’000

Net income/(loss)	598	(832)	(654)
Depreciation and amortization expenses	441	443	348
Interest expense	236	238	187
Income tax expense	174	20	16
Adjusted EBITDA	1,449	(131)	(103)

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating and capital expenditure requirements. We expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, capital contributions from shareholders and other equity and debt financings as and when appropriate.

8

Cash flows

The following table summarizes our cash flows for the six-month periods ended June 30, 2024 and 2025:

	Six-month periods ended June 30,
	2024	2025
	SGD’000	SGD’000

Cash and cash equivalents as at beginning of the period	5,089	5,742

Net cash (used in)/provided by operating activities	(681)	19
Net cash used in investing activities	(419)	(122)
Net cash provided by /(used in) by financing activities	847	(651)
Net foreign currency effect	(29)	45

Net decrease in cash and cash equivalents	(282)	(709)

Cash and cash equivalents as at end of the period	4,807	5,033

Cash flows from operating activities

During the six-month periods ended June 30, 2024 and 2025, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of cleaning systems and other equipment and provision of centralized dishwashing and ancillary services, whereas the cash outflows for our operating activities mainly consisted of the purchase of raw materials, production costs and overheads, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation and amortization and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, prepaid expenses and other current asset, accounts payable, accruals and other current liabilities, contract liabilities and repayment of lease liabilities and income taxes payable.

For the six-month period ended June 30, 2024, our net cash used in operating activities was approximately SGD0.7 million, which reflected our net profit of approximately SGD0.6 million, as positively adjusted primarily by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.3 million; and (ii) amortization of right-of-use asset of approximately SGD0.1 million. The effect of these factors was offset by the decrease in inventories of approximately SGD1.2 million; the increase in accounts receivable, prepaid expenses and other current asset of approximately SGD0.5 million; the decrease in accounts payable, accruals and other current liabilities of approximately SGD0.4 million; the decrease of contract liabilities of approximately SGD1.9 million and the repayment of lease liabilities of approximately SGD0.2 million.

For the six-month period ended June 30, 2025, our net cash provided by operating activities was approximately SGD19 thousand, which reflected our loss of approximately SGD0.8 million, as positively adjusted primarily by (i) the non-cash depreciation of property, plant and equipment of approximately SGD0.3 million; and (ii) amortization of right-of-use asset of approximately SGD0.1 million. The effect of these factors was offset by the increase in inventories of approximately SGD0.8 million; the decrease in accounts receivable, prepaid expenses and other current asset of approximately SGD2.2 million; the decrease in accounts payable, accruals and other current liabilities of approximately SGD0.4 million; the decrease of contract liabilities of approximately SGD0.5 million and the repayment of lease liabilities of approximately SGD0.2 million.

Cash flows from investing activities

Our cash flows used in investing activities primarily consists of (i) the additional financial instrument; and (ii) the purchase of property, plant and equipment.

For the six-month period ended June 30, 2024, our net cash used in investing activities was approximately SGD0.4 million, mainly attributable to the additions of financial instrument of approximately SGD0.3 million due to the purchase of a new keyman insurance and the purchase of property, plant and equipment of approximately SGD0.1 million.

9

For the six-month period ended June 30, 2025, our net cash used in investing activities was approximately SGD0.1 million, mainly attributable to the purchase of property, plant and equipment of approximately SGD0.1 million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of proceeds from bank loans and repayment of bank loans.

For the six-month period ended June 30, 2024, our Group recorded net cash provided by financing activities of approximately SGD0.8 million, which was mainly attributable to the net proceeds from the drawdown of bank loans of approximately SGD0.8 million.

For the six-month period ended June 30, 2025, our Group recorded net cash used in financing activities of approximately SGD0.7 million, which was mainly attributable to the net repayment of bank loans approximately SGD0.7 million.

Working Capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from the date of this Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, and cash flows from our operations.

Accounts receivable

Our accounts receivable, net, decreased from approximately SGD4.5 million as of December 31, 2024 to approximately SGD2.6 million as of June 30, 2025. The decrease mainly resulted from the decrease in sales during the six-month period ended June 30, 2025.

We did not charge any interest on, or hold any collateral as security for these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers in respect of the manufacture and sale of cleaning systems and other equipment, whereas our customers will be offered credit terms of 7 to 30 days in respect of the provision of centralized dishwashing services and general cleaning services.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31, 2024	As of June 30, 2025
	SGD’000	SGD’000

Within 30 days	1,825	1,638
Between 31 and 60 days	413	151
Between 61 and 90 days	1,437	429
More than 90 days	813	413
Total accounts receivable, net	4,488	2,631

10

Movements in the allowance for expected credit losses of accounts receivable are as follows:

	As of December 31, 2024	As of June 30, 2025
	SGD’000	SGD’000

Balance at beginning of the year/period	23	78
Additions	55	-
Balance at end of the year/period	78	78

We have a policy for determining the allowance for expected credit losses based on the evaluation of collectability and ageing analysis of accounts receivable and on management’s judgment, including the change in credit quality, the past collection history of each customer and the current market condition.

The allowance for expected credit losses for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (“ECL(s)’’). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

During the year ended December 31, 2024 and six-month period ended June 30, 2025, other than the allowance for expected credit losses discussed above, no impairment loss was provided for amounts that were past due.

The following table sets forth our average accounts receivable turnover days for the years ended December 31, 2024 and the six-month period ended June 30, 2025:

	As of December 31, 2024	As of June 30, 2025

Average accounts receivable turnover days(1)	87.7	100.0

(1) Average accounts receivable turnover days is calculated as the average of the beginning and ending of accounts receivable balance for the respective year/period divided by revenue for the respective year/period and multiplied the number of days in the respective year/period.

Our average accounts receivable turnover days were approximately 87.7 days and 100.0 days for the years ended December 31, 2024 and the six-month period ended June 30, 2025, respectively. The increase in average accounts receivable turnover days for the six-month period ended June 30, 2025 was mainly due to slower repayment from customers.

The accounts receivable were closely monitored and reviewed on a regular basis to identify any potential non-payment or delay in payment. Our Group conducted an individual review of each of the customers to determine the impairment, which is aligned with external credit rating agencies’ definition when it is available or based on other data such as available press information about the customer and past due status. Our Group has further implemented certain procedures to strengthen our credit control. For instance, we are actively monitoring the credit terms of our customers and follow up on collection regularly to ensure greater control over our accounts receivable.

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Prepaid expenses and other current assets, net

Prepaid expenses and other current assets, net of our Group mainly represents advances made to suppliers, prepaid of operating expenses and other receivables including loan receivables from a third party and staff loans. The following table sets forth the breakdown of the prepaid expenses and other current assets, net as of the dates indicated:

	As of December 31, 2024	As of June 30, 2025
	SGD’000	SGD’000

Other receivables	922	654
Deposits	47	47
Prepayments	1,482	1,380
Total	2,451	2,081

Our total other receivables, deposits and prepayments decreased from approximately SGD2.5 million as of December 31, 2024 to approximately SGD2.1 million as of June 30, 2025, primarily attributable to decrease in other receivables.

Inventory

Our inventory primarily consists of raw materials, work-in-progress and finished goods as of the dates indicated.

	As of December 31, 2024	As of June 30, 2025
	SGD’000	SGD’000
Raw materials	9,295	6,389
Work-in-progress	2,536	6,201
Finished goods	813	864
	12,644	13,454

The following table sets forth our average inventory turnover days for the years ended December 31, 2023 and the six-month period ended June 30, 2025:

	As of December 31, 2024	As of June 30, 2025
Average inventory turnover days(1)	346.2	489.4

(1) Average inventory turnover days is calculated as the average of the beginning and ending of inventory balance for the respective year/period divided by cost of purchases for the respective year/period and multiplied the number of days in the respective year/period.

The increase in inventories of approximately SGD0.8 million and average inventory turnover days was primarily the result of slower turnover for precision cleaning systems in which certain delivery dates of the systems have been rescheduled to be delivered and commissioned in second half of 2025.

Accounts payable, accruals, and other current liabilities

Accounts payable

The general credit terms from our major suppliers are 15 to 90 days. Our accounts payable decreased from approximately SGD0.6 million as of December 31, 2024 to approximately SGD0.5 million as of June 30, 2025.

12

The following table sets forth the ageing analysis of our accounts payable based on the invoice date as of the dates mentioned below:

	As of December 31, 2024	As of June 30, 2025
	SGD’000	SGD’000

Within 30 days	600	517
Between 31 and 60 days	5	-
Between 61 and 90 days	-	-
More than 90 days	-	-
Total	605	517

The following table sets forth our average accounts payable turnover days for the years ended December 31, 2023 and 2024:

	As of December 31, 2024	As of June 30, 2025
Average accounts payable turnover days(1)	25.9	21.0

(1) Average accounts payable turnover days is calculated as the average of the beginning and ending of accounts payable balance for the respective year/period divided by cost of revenues for the respective year/period and multiplied the number of days in the respective year/period.

Our average payables turnover days remained within the credit term for the period ended June 30, 2025.

Our Group did not have any material default in payment of accounts payable during the year ended December 31, 2024 and six-month period ended June 30, 2025.

Accruals and other current liabilities

Accruals and other current liabilities mainly represented expenses related to professional fees and payroll costs. As of December 31, 2024. As of December 31, 2024 and June 30, 2025, our Group’s accruals and other current liabilities amounted to approximately SGD1.1 million and SGD0.8 million.

Our Group did not have any material default in payment of other payables during the year ended December 31, 2024 and the six-month period ended June 30, 2025.

Bank indebtedness

As of June 30, 2025, our bank indebtedness equaled an aggregate of SGD8.1 million, of which SGD8.0 million is denominated in Singapore dollars and bears interest at a variable rate ranging from 1.25% to 1.5% above the Singapore Interbank Offered Rate (“SIBOR”) and SGD0.1 million is denominated in US dollars and bears interest at 1.25% above the London Interbank Offer Rate (“LIBOR”). SGD1.3 million of our bank indebtedness constitutes current liability and SGD6.8 million constitutes non-current liability.

The following table summarized our contractual obligations, which include principal in the cases of bank borrowings and lease payable, as of June 30, 2025:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	SGD’000	SGD’000	SGD’000	SGD’000	USD’000
Contractual Obligations:
Operating leases	235	266	623	1,124	884
Bank loans	1,329	6,786	28	8,143	6,402
Total contractual obligations	1,564	7,052	651	9,267	7,286

13

Commitments

Capital commitments

As of December 31, 2024 and June 30, 2025, our Group did not have any capital commitments.

Capital Expenditures

Historical capital expenditures

Our capital expenditures during the six-month periods ended June 30, 2024 and 2025 mainly related to replacement of obsolete equipment. For the six-month periods ended June 30, 2024 and 2025, our capital expenditures in relation to property, plant and equipment were approximately SGD0.1 million and SGD0.4 million, respectively. We principally funded our capital expenditures through cash flows from operations and borrowings during the six-month periods ended June 30, 2024 and 2025. The net proceeds from our initial public offering have been and will be used primarily to fund operations and for expansions and upgrades of our manufacturing facilities.

Critical Accounting Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. The Company’s critical accounting estimates affecting the financial statements were:

Inventories valuation

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing inventories to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. The majority of our inventories consist of raw materials and work-in-progress, which are mainly for confirmed project ordered by customers.

The Company’s business relies on customer demand for our products and services. Any reduction in customer demand for instance cancellation of order for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In such event, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The Company compares the cost of inventories for each project with the net realizable value and, if applicable, an allowance is made to bring down the inventory to its net realizable value, if lower than cost. On a going basis, inventories are reviewed for potential write-down for estimated obsolescence or slow moving which equals the difference between the costs of inventories and estimated net realizable value based on customers’ demand including expected delivery date, historical working profile, total advance payment received and market condition. When inventories are written down to the lower of cost or net realizable value, they are not marked up subsequently based on changes in underlying facts and circumstances. Based on the Company’s assessment, as of June 30, 2025, no inventories are recorded at lower of cost and there is no indication of slow moving or obsolete inventories.

Recent Accounting Pronouncements

See Note 2 of the notes to the unaudited interim condensed consolidated financial statements included elsewhere in this Report for a discussion of recently issued accounting standards.

14

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the US Dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in SGD. All of our assets are denominated in SGD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US Dollar and SGD. If the SGD depreciates against the US Dollar, the value of our SGD revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED

Dated October 30, 2025	/s/ HONG Bee Yin
HONG Bee Yin, Chief Executive Officer and Director

Dated October 30, 2025	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer

16

INDEX TO JE CLEANTECH HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025	2025
	SGD’000	SGD’000	US$’000
			(Note 2(e))
Assets
Current assets:
Cash and cash equivalents	5,742	5,033	3,957
Accounts receivable, net	4,488	2,631	2,069
Prepaid expenses and other current assets, net	2,451	2,081	1,636
Deferred financing costs	356	356	280
Inventory	12,644	13,454	10,578
Total current assets	25,681	23,555	18,520

Financial instrument	506	506	398
Property, plant and equipment, net	4,058	3,843	3,021
Right-of-use assets, net	1,632	1,526	1,200
Other current assets, net	128	113	89
Deferred tax assets, net	74	74	58
Asset held for sale	3,035	3,035	2,386
Total non-current assets	9,433	9,097	7,152
TOTAL ASSETS	35,114	32,652	25,672

Liabilities
Current liabilities:
Bank loans - current	1,328	1,328	1,044
Lease payable - current	292	233	183
Accounts payable, accruals, and other current liabilities	1,678	1,321	1,038
Warranty liabilities	22	22	17
Income taxes payable	89	37	29
Contract liabilities	6,660	6,199	4,874
Total current liabilities	10,069	9,140	7,185

Bank loans – non-current	7,466	6,815	5,358
Lease payable – non-current	986	891	701
Deferred tax liabilities	100	100	79
Total non-current liabilities	8,552	7,806	6,138

TOTAL LIABILITIES	18,621	16,946	13,323

Commitments and contingencies	-	-	-

Shareholders’ equity
Ordinary shares US$ 0.003 par value per share; 33,333,333 authorized as of December 31, 2024 and June 30, 2025; 5,306,666 and 5,306,666 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	21	21	17
Additional paid-in capital	15,508	15,508	12,193
Treasury shares (46,406 and 46,406 acquired as of December 31, 2024 and June 30, 2025)	(66)	(66)	(52)
Retained earnings	1,158	326	256
Accumulated other comprehensive loss	(128)	(83)	(65)
Total shareholders’ equity	16,493	15,706	12,349

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,114	32,652	25,672

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the unaudited interim condensed consolidated financial statements

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month periods ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000

Revenues	10,742	6,494	5,106
Cost of revenues	(7,908)	(4,866)	(3,826)
Gross profit	2,834	1,628	1,280

Operating expenses:
Selling and marketing expenses	(86)	(107)	(84)
General and administrative expenses	(2,181)	(1,943)	(1,528)
Total operating expenses	(2,267)	(2,050)	(1,612)

Income/(loss) from operations	567	(422)	(332)

Other income/(expense):
Other income	554	268	211
Interest expense	(236)	(238)	(187)
Other expense	(64)	(420)	(330)
Change in fair value in financial instrument	(49)	-	-
Total other income/(expense)	205	(390)	(306)

Income/(loss) before tax expense	772	(812)	(638)
Income tax expense	(174)	(20)	(16)
Net income/(loss)	598	(832)	(654)
Other comprehensive income/(loss)
Foreign currency translation (loss)/gain, net	(29)	45	35
Total comprehensive income/(loss)	569	(787)	(619)

Net income/(loss) per share attributable to ordinary shareholders
Basic and diluted*	0.12	(0.15)	(0.12)
Weighted average number of ordinary shares used in computing net income/(loss) per share
Basic and diluted*	5,006,666	5,306,666	5,306,666

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the unaudited interim condensed consolidated financial statements

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares			Treasury Shares		Accumulated
	No. of shares*	Amount	Additional paid-in capital	No. of shares	Treasury shares	Other Comprehensive income (loss)	Retained earnings/(deficit)	Total stockholders’ equity
		SGD’000	SGD’000		SGD’000	SGD’000	SGD’000	SGD’000
Balance as of January 1, 2024	5,006,666	20	15,686	(9,952)	(18)	(101)	1,126	16,713
Net income	-	-	-	-	-		598	598
Foreign currency translation adjustment	-	-	-	-	-	(29)	-	(29)

Balance as of June 30, 2024	5,006,666	20	15,686	(9,952)	(18)	(130)	1,724	17,282

Balance as of January 1, 2025	5,306,666	21	15,508	(46,406)	(66)	(128)	1,158	16,493

Net loss	-	-	-	-	-	-	(832)	(832)
Foreign currency translation adjustment	-	-	-	-	-	45	-	45

Balance as of June 30, 2025	5,306,666	21	15,508	(46,406)	(66)	(83)	326	15,706
Balance as of June 30, 2025 (US$)	5,306,666	17	12,193	(46,406)	(52)	(65)	256	12,349

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the unaudited interim condensed consolidated financial statements

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	US$’000

Net income/(loss)	598	(832)	(654)
Adjustment:
Depreciation of property, plant and equipment	335	337	265
Amortization of right-of-use assets	106	106	83
Addition of allowance for expected credit losses	17	-	-
Change in fair value in financial instrument	49	-	-

Changes in operating assets:
Decrease/ (increase) in inventories	1,175	(810)	(637)
(Increase)/decrease of accounts receivable, prepaid expenses and other current assets, net	(526)	2,242	1,762
Decrease of accounts payable, accruals and other current liabilities	(382)	(357)	(281)
Decrease of contract liabilities	(1,899)	(461)	(362)
Repayment of lease liabilities	(154)	(154)	(121)
Income taxes payables	-	(52)	(41)
Cash (used in)/ provided by operating activities	(681)	19	14

Additions of financial instrument	(303)	-	-
Purchase of property, plant and equipment	(116)	(122)	(96)
Cash used in investing activities	(419)	(122)	(96)

Proceed from bank loans	1,000	-	-
Repayment of bank loans	(153)	(651)	(512)

Cash provided by/(used in) financing activities	847	(651)	(512)

Foreign currency effect	(29)	45	36
Net change in cash and cash equivalents	(282)	(709)	(558)

Cash and cash equivalents as of beginning of the period	5,089	5,742	4,515
Cash and cash equivalents as of the end of the period	4,807	5,033	3,957
Net change in cash and cash equivalents	(282)	(709)	(558)

Supplementary Cash Flows Information
Cash paid for interest	236	238	187
Cash paid for taxes	126	70	55

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

JE CLEANTECH HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

On January 29, 2019, JE Cleantech Holdings Limited (the “Company”) was incorporated in the Cayman Islands, as an investment holding company. The Company conducts its primary operations through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1.) by JCS-Echigo Pte. Ltd. (“JCS-Echigo”), which is principally engaged in the manufacture and sale of cleaning systems, related cleaning equipment, equipment parts and components, and 2.) Hygieia Warewashing Pte. Ltd. (“Hygieia”), which is principally engaged in the provision of centralized dishwashing and ancillary services. The Company holds JCS-Echigo via its wholly owned subsidiary JE Cleantech International Ltd (“JEC International”), a company that is incorporated and domiciled in the British Virgin Islands; Hygieia is a wholly owned subsidiary of JCS-Echigo. JCS-Echigo wholly owns Evoluxe Pte. Ltd (“Evoluxe”), which is also incorporated and domiciled in Singapore and which, as of the date of the report, is dormant. The Company is headquartered in Singapore and conducts its operations domestically.

The Company and its subsidiaries (“the Group”) are in the table as follows:

		Percentage of effective ownership
Name	Date of Incorporation	December 31, 2024	June 30, 2025	Place of incorporation	Principal Activities
JE Cleantech Holdings Limited	January 29, 2019	-	-	Cayman Islands	Investment holding
JE Cleantech International Ltd	April 9, 2018	100%	100%	The British Virgin Islands	Investment holding
JCS- Echigo Pte. Ltd.	November 25, 1999	100%	100%	Singapore	Manufacturing, selling and servicing of cleaning systems, component and parts
Hygieia Warewashing Ptd. Ltd.	December 29, 2010	100%	100%	Singapore	Provision of centralized dishware washing services and leasing of dishware washing equipment
Evoluxe Pte. Ltd	May 6, 2016	100%	100%	Singapore	Dormant

The accompanying unaudited interim condensed financial statements are presented assuming that the Company was in existence at the beginning of the first period presented.

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited interim condensed consolidated financial statements include all normal and recurring adjustments considered necessary, in the opinion of management, for a fair presentation of the Company’s financial position as of June 30, 2025, the results of operation for the six-month periods ended June 30, 2025 and 2024 and cash flows for the six-month periods ended June 30, 2025 and 2024.

Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on May 15, 2025.

(b) Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

(c) Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, inventory valuation and fair value of financial instruments. Actual results could vary from the estimates and assumptions that were used.

(d) Risks and uncertainties

The main operations of the Company are located in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Singapore. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(e) Foreign currency translation and transaction and convenience translation

The accompanying unaudited interim condensed consolidated financial statements are presented in the Singaporean dollars (“SGD”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiary JEC International are the US$, respectively. JCS-Echigo, Hygieia, and Evoluxe use the Singaporean dollar as their functional currencies.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the unaudited interim condensed consolidated statements of income and comprehensive income as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the unaudited interim condensed consolidated statements of income and comprehensive income as other income (other expenses).

F-7

The value of foreign currencies, including the US Dollar, may fluctuate against the Singaporean Dollar. Any significant variations of the aforementioned currencies relative to the Singaporean Dollar may materially affect the Company’s financial condition in terms of reporting in SGD. The following table outlines the currency exchange rates that were used in preparing the accompanying unaudited interim condensed consolidated financial statements:

	December 31, 2024	June 30, 2025
SGD to USD Year End/Period	0.7320	0.7862
SGD to USD Average Rate	0.7483	0.7554

Translations of the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive loss, and unaudited interim condensed consolidated statements of cash flows from SGD into US$ as of and for the period ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7862 = SGD1, as set forth in the statistical release of the Federal Reserve System on June 30, 2025.

(f) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets, for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, financial instruments, bank loans, lease, accounts payable and accruals and other current liabilities are financial assets and liabilities. Cash and cash equivalents, accounts receivables, other current assets, accounts payable and accruals and other current liabilities are subject to fair value measurement; however, because of their being short-term in nature, management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for as Level 3 under the above hierarchy. The Company accounts for bank loans and lease payables at amortized cost and has elected not to account for them under the fair value hierarchy.

(g) Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

F-8

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and the Company’s demand deposits placed with financial institutions that have original maturities of less than three months and that are unrestricted as to withdrawal and use.

(i) Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations, and customer specific quantitative and qualitative factors that may affect the Company’s customer’s ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(j) Prepaid expenses and other current assets, net

Prepaid expenses and other current asset, net mainly represents advances made to suppliers, prepaid of operating expenses, loan receivables from a third party with interest bearing of 5% per annum and repayable by December 31, 2025 and staff loans with interest free and repayable by September 30, 2027 and October 31, 2030.

(k) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead based on normal operating capacity.

(l) Property, plant and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives

Land use right	Over the lease term
Leasehold buildings	30 years
Leasehold improvements	5 years
Plant and machinery	5 to 10 years
Equipment, furniture and fittings	1-5 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas expenditures for major renewals and betterment that substantially extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales, and disposals of assets are recorded by removing the costs, accumulated depreciation, and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(m) Asset held for sale

The Company classifies long-lived assets as held for sale in the period in which the following six criteria are met, (i) management, having the authority to approve the action, commits to a plan to sell the property; (ii) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (iv) the sale of the property is probable and is expected to be completed within one year; (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn, in accordance with Accounting Standard Codification (“ASC”) 360, Property, Plant and Equipment. The Company ceases depreciation and amortization on long-lived assets (or disposal groups) classified as held for sale and measures them at the lower of carrying value or estimated fair value less cost to sell.

(n) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2024 and June 30, 2025.

F-9

(o) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Company recognizes the related revenue. A contract liability would also be recognized if the Company has an unconditional right to receive nonrefundable consideration before the Company recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

(p) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings, and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical factors and the specific facts and circumstances of each matter.

(q) Treasury shares

Share repurchases are accounted for under ASC 505-30, which requires them be recorded and shown separately as a reduction to shareholders’ equity.

(r) Revenue recognition

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (‘‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO.

Provision for centralized dishware washing and general cleaning services

The Company delivers centralized dishware washing and general cleaning service daily over the course of a month to their customers, and charge the customers on a monthly basis with payment terms of 7 to 45 days. The Company recognizes revenue over time as the customer simultaneously receives and consumes the benefits provided by the Company during the contract period with fixed monthly charge.

F-10

Sales of cleaning systems and other equipment

For the sales of sterilization and cleaning systems, related cleaning equipment, equipment parts and components, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligation that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipts of the products. The Company also bundles the delivery of the products and installation/commission services to their customers in a single contract that are not distinct within the context of the contract, the performance obligation is satisfied at a point in time upon completion of the installation services and is accepted by customer. The Company includes a warranty on its product for one year from the point of delivery and acceptance. The warranty is antecedent to the performance obligation set forth above; however, management develops an estimate of future warranty costs and accrues that amount to cost of sales in the period that revenue is recognized to the Company’s consolidated statements of income and the corresponding amount to the warrant liabilities on the Company’s consolidated balance sheets. Details on the changes in the warranty liabilities can be found in Note 11 below. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 12 below.

Leasing of dishware washing machines

In accordance with ASC 842 Lease Topics. The Company accounts for the rental of dishware washing machines as direct finance leases where, lease income from the prospective of lessor is recognized to the Company’s statement of income straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location and ensure that the equipment is ready for use, and to ensure that the equipment is available for use over the life of the lease contract.

(s) Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs, and production overhead.

(t) Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisition costs, if any, are accounted for as periodic costs.

(u) General and administrative expenses

General and administrative expenses mainly consist of staff cost including stock-based compensation, depreciation or amortization, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

F-11

(v) Other income and other expenses

Other income mainly consist of bank interest income, government capability development grants and net exchange gain.

Other expenses mainly consist of allowance for expected credit losses, gifts and donations, low value assets expense off and plant and equipment written-off.

(w) Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(x) Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(y) Dividends

Dividends are recognized when declared. Dividend of SGD643 thousand (US$471 thousand) was declared during the year ended December 31, 2024 and the dividend was fully paid during the year ended December 31, 2024. No dividends were declared for the period ended June 30, 2025, respectively. The Company will plan and declare dividends depending on the available funds and earnings of the Company.

(z) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(aa) Segment reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”, Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. ASU 2023-07 became effective starting January 1, 2024, and was applied on a retrospective basis to all periods presented. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter. See Note 16 for detail.

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments: 1) Sales of cleaning systems and other equipment, and 2) Provision of centralized dishware washing and general cleaning services. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

(ab) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires the annual financial statements to include consistent categories and greater disaggregation information in the rate reconciliation, income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company is currently evaluating the potential impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

F-12

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Accounts receivable	4,566	2,709	2,130
Less: allowance for expected credit losses	(78)	(78)	(61)
Accounts receivable, net	4,488	2,631	2,069

The movements in the allowance for expected credit losses for the year ended December 31, 2024 and the six-month period ended June 30, 2025 were as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Balance at beginning of the year/period	23	78	61
Additions	55	-	-
Balance at end of the year/period	78	78	61

4. INVENTORY

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Raw materials	9,295	6,389	5,023
Work-in-progress	2,536	6,201	4,875
Finished goods	813	864	680
Total inventory, net	12,644	13,454	10,578

5. FINANCIAL INSTRUMENT

The financial instrument is key management insurance policy. The fair value of the key management insurance policy is determined by reference to the surrender cash value of the insurance policy at the end of each of the reporting period, which is primarily based on the performance of the underlying investment portfolio together with the guaranteed minimum returns of 1.5% per annum. The fair value measurement of the key management insurance contract has been categorized as a Level 3 fair value based on the inputs to the valuation technique used and is positively correlated to the surrender cash value that is valued by the policy underwriter at the end of each reporting period. There is no change in both valuation approach and valuation technique. The financial instrument is pledged with a bank to secure bank loans (Note 9).

F-13

The following table shows a reconciliation from the opening balances to the ending balances for Level 3 fair value:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Balance at beginning of the year/period	245	506	398
Additions	242	-	-
Change in fair value recognized in profit or loss	19	-	-
Balance at end of the year/period	506	506	398

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	December 31,
	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Leasehold buildings	2,948	2,948	2,318
Leasehold improvements	910	910	715
Plant and machinery	4,380	4,380	3,444
Equipment, furniture and fittings	2,883	3,005	2,363
Subtotal	11,121	11,243	8,840
Less: accumulated depreciation	(7,063)	(7,400)	(5,819)
Property, plant and equipment, net	4,058	3,843	3,021

Depreciation of property, plant and equipment expense was approximately SGD335 thousand and SGD337 thousand (US$265 thousand) for the six-month periods ended June 30, 2024 and 2025, respectively.

Leasehold buildings are pledged with a bank to secure bank loans (Note 9).

7. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of industrial lands in Singapore, certain plant and machinery, furniture and fittings and motor vehicles under a number of leases.

The Company recognized operating lease ROU assets and lease liabilities as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Right-of-use assets	2,592	2,592	2,038
Less: accumulated amortization	(960)	(1,066)	(838)
Operating lease ROU asset, net	1,632	1,526	1,200

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Operating lease liabilities
Current portion	292	233	183
Non-current portion	986	891	701
Total	1,278	1,124	884

The operating lease ROU asset with a carrying amount of SGD739 thousand and SGD709 thousand (US$554 thousand) is pledged to a bank to secure bank loans (Note 9) as of December 31, 2024 and June 30, 2025, respectively.

F-14

As of June 30, 2025, future minimum lease payments under the non-cancelable operating leases are as follows:

Future payment	SGD’000	USD’000
2026	235	185
2027	163	128
2028	74	58
2029	29	23
2030	30	24
Thereafter	593	466
Total	1,124	884

The following summarizes other supplemental information about the Company’s operating lease as of June 30, 2025:

Weighted average discount rate	4.33%
Weighted average remaining lease term (years)	11

8. DEFERRED FINANCING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to an offering exercise. Deferred offering costs will be charged to shareholders’ equity upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024 and June 30, 2025, the Company capitalized SGD356 thousand of deferred offering costs.

9. BANK LOANS

The bank loans as of December 31, 2024 and June 30, 2025 are set out below:

Bank loans	Currency	Period	Interest rate	Third party guarantee	Director’s personal guarantee	Carrying amount
					SGD’000	SGD’000
Secured floating rate bank loans	SGD	2015 - 2028	SIBOR+1.25% to +1.5%	NIL		8,676
	USD	2023 - 2029	London Inter Bank Offer Rate +1.25%	NIL		118
December 31, 2024					3,430	8,794

Secured floating rate bank loans	SGD	2015 - 2028	SIBOR+1.25% to +1.5%	NIL		8,025
	USD	2023 -2029	London Inter Bank Offer Rate +1.25%	NIL		118
June 30, 2025					3,430	8,143
Balance as of June 30, 2025 (US$)					2,697	6,402

Other than the director’s personal guarantee, the bank loans are secured by a corporate guarantee provided by the Company, financial instrument (Note 5), leasehold buildings (Note 6), and operating lease ROU asset (Note 7).

Bank loans	Carrying amount	Within 1 year	2026	2027	2028	2029	Thereafter
	SGD’000
Secured floating rate bank loans	8,676	1,304	1,309	4,400	1,142	521	-
	118	24	24	24	24	22	-
December 31, 2024	8,794	1,328	1,333	4,424	1,166	543	-

	Carrying amount	Within 1 year	2027	2028	2029	2030	Thereafter
	SGD’000
Secured floating rate bank loans	8,025	1,305	4,517	1,137	1,060	6	-
	118	24	24	24	24	22	-
June 30, 2025	8,143	1,329	4,541	1,161	1,084	28	-
Balance as of June 30, 2025 (US$)	6,402	1,045	3,570	913	852	22	-

F-15

10. ACCOUNTS PAYABLE, ACCRUALS, AND OTHER CURRENT LIABILITIES

Account payable, accrued expenses, and other liabilities consists of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Accounts payable	605	517	407
Payroll payable	561	372	292
Payable to other services	33	28	22
Deposits	379	375	295
Others	100	29	22
Total	1,678	1,321	1,038

11. WARRANTY LIABILITIES

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Balance at beginning of the year/period	22	22	17
Additional accrual	29	-	-
Utilized	(29)	-	-
Balance at end of the year/period	22	22	17

The warranty for machines sold typically covers a 12-month period from the date on which the machines are delivered and accepted by the customers. The warrant liability is based on estimates made from historical warranty data associated with similar products and services. The Company expects to make use of the accrued liability over the next operating period.

F-16

12. CONTRACT LIABILITIES

Contract liabilities primarily relate to advance consideration received from customers.

Movement in contract liabilities:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Balance at beginning of the year/period	6,960	6,660	5,236
Decrease in contract liabilities as a result of recognizing revenue during the year/period that was included in the contract liabilities at the beginning of the year/period	(4,609)	(461)	(362)
Increase in contract liabilities as a result of receiving forward sales deposits and instalments during the year/period in respect of machines still under production	4,309	-	-

Balance at end of the year/period	6,660	6,199	4,874

13. ASSET HELD FOR SALE

The Company classified a leasehold building with carrying amount of approximately SGD3.0 million (US$2.4 million) as held for sale in the period in which it met the criteria of asset held for sale as the Company has entered into an option to purchase agreement with an independent third party purchaser for the sale of one of its leasehold industrial property with for a selling price of SGD7,393,000 (US$5,480,000) with the completion date of the transaction expected to occur by end of 2025. An initial deposit equivalent to five percent of the selling price amounting to SGD369,650 (US$274,000) has been collected by the Company. The completion of this sale is conditioned mainly upon complying with the terms and conditions in obtaining consent from the lessor of the property to the sale, transfer and/or assignment of the property and the unexpired leasehold interest in the property to the purchaser which is expected to be completed by the end of December 2025. The Company ceases depreciation and amortization on long-lived assets (or disposal groups) classified as held for sale and measures them at the lower of carrying value or estimated fair value less cost to sell.

As of December 31, 2024 and June 30, 2025, the carrying amounts of asset held for sale is as below:

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Assets
Asset held for sale	3,035	3,035	2,386
Total non-current assets held for sale	3,035	3,035	2,386

14. DEFERRED TAX ASSETS/ LIABILITIES

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD’000	SGD’000	USD’000
Deferred tax assets	74	74	58
Deferred tax liabilities	(100)	(100)	(79)
	(26)	(26)	(21)

Following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant, and equipment	Provisions	Total
	SGD’000	SGD’000	SGD’000
As of January 1, 2024	69	5	74
Recognized in statements of income	(100)	-	(100)
As of December 31, 2024	(31)	5	(26)

As of January 1, 2025	(31)	5	(26)
Recognized in statements of income	-	-	-
As of June 30, 2025	(31)	5	(26)

15. EQUITY

Common shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 12,000,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On April 22, 2022, the Company issued 3,020,000 ordinary shares pursuant to the initial public offering.

On October 13, 2023, the authorized share capital of the Company was US$ 100,000 divided into 100,000,000 shares with a par value of US$ 0.001 per share and following the implementation of a reverse share split at a ratio of 1:3, the authorized share capital of the Company will be US$ 100,000 divided into 33,333,333 shares with a par value of US$ 0.003 per share. The Company effected the reverse share split of all issued and outstanding shares of 15,020,000 shares at a ratio of 3:1. As a result of the reverse share split, the Company now have 5,006,666 common shares issued and outstanding as of the date hereof. Unless indicated or the context otherwise requires, all number of ordinary shares in this report has been retrospectively adjusted for the reverse share split, as if such reverse share split occurred on the first day of the years presented.

On November 15, 2024, the Board approved a special share award of 300,000 shares issued to Ms. Hong Bee Yin under the approved 2022 equity incentive plan. The fair value per share was US$1.16. The award was fully vested immediately and the total fair value of US$348,000 was recognized as general and administrative expenses in the consolidated statements of income and comprehensive income (loss). As a result, the Company’s common stock increased from 5,006,666 to 5,306,666 as of the date hereof.

Treasury shares

During the financial year ended December 31, 2024, the Company acquired 36,454 of its own shares at the total purchase consideration of SGD48 thousand (US$45 thousand).

F-17

16. REVENUES BY PRODUCT AND GEOGRAPHY AND SEGMENTS

	For the six-month period ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000
Sales of cleaning systems and other equipment	6,981	2,814	2,213
Provision of centralized dishware washing and general cleaning services	3,562	3,433	2,699
Leasing of dishware washing equipment	199	247	194
Revenue	10,742	6,494	5,106

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six-month period ended June 30, 2025
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Timing of revenue recognition:
Point in time	2,814	-	2,814	2,213
Over time	-	3,680	3,680	2,893
Revenue	2,814	3,680	6,494	5,106

	For the six-month period ended June 30, 2024
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Timing of revenue recognition:
Point in time	6,981	-	6,981
Over time	-	3,761	3,761
	6,981	3,761	10,742

During the periods presented in these unaudited interim condensed consolidated financial statements, the Company reports two operating segments: 1) Sales of cleaning systems and other equipment, and 2) Provision of centralized dishware washing and general cleaning services.

The CODM allocates resources to and assess the performance of each operating segment using information about the operating segment’s revenue and income (loss) from operations. The CODM regularly reviews the Company’s revenue, cost and gross profit/loss derived from each revenue stream and is also provided with information of segment expenses. The CODM does not evaluate operating segments using asset or liability information.

The following tables present summary of the Company’s breakdown of net revenues by segments and operating segment results for the periods ended June 30, 2024 and 2025, respectively. There was no significant transaction between reportable segments and non-significant non-cash items (other than depreciation and amortization) for the years the periods ended June 30, 2024 and 2025.

	For the six-month period ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000
Net revenues:
Sales of cleaning systems and other equipment	6,981	2,814	2,213
Provision of centralized dishware washing and general cleaning services	3,761	3,680	2,893
	10,742	6,494	5,106

Cost of revenues:
Sales of cleaning systems and other equipment	(4,615)	(1,749)	(1,375)
Provision of centralized dishware washing and general cleaning services	(3,293)	(3,117)	(2,451)
	(7,908)	(4,866)	(3,826)

Gross profit:
Sales of cleaning systems and other equipment	2,366	1,065	838
Provision of centralized dishware washing and general cleaning services	468	563	442
	2,834	1,628	1,280

Significant expenses:
Sales of cleaning systems and other equipment
Payroll expense	(997)	(837)	(658)
Other segment items (Note (i))	(562)	(466)	(366)
	(1,559)	(1,303)	(1,024)

Provision of centralized dishware washing and general cleaning services
Payroll expense	(181)	(166)	(131)
Other segment items (Note (i))	(64)	(48)	(38)
	(245)	(214)	(169)

Provision of expected credit loss	(17)	-	-
Interest income	554	75	59
Interest expense	(236)	(238)	(187)
Other unallocated (expense)/income (Note (ii))	(733)	(780)	(613)
	(432)	(943)	(741)

Net profit	598	(832)	(654)

Notes:-

(i)	Other segment items include selling and marketing expenses and general and administrative expenses other than payroll expenses.
(ii)	Other unallocated expenses include legal and professional fees, income tax expense, and change in fair value in financial instrument and exchange difference.

F-18

In the following table, revenue is disaggregated by the geographical locations of customers and by the timing of revenue recognition.

	For the six-month period ended June 30, 2025
	Cleaning Systems	Dishware Washing Services	Total	Total
	SGD’000	SGD’000	SGD’000	US$’000
Geographical location:
Singapore	693	3,680	4,373	3,438
Malaysia	630	-	630	496
Other countries	1,491	-	1,491	1,172
Revenue	2,814	3,680	6,494	5,106

	For the six-month period ended June 30, 2024
	Cleaning Systems	Dishware Washing Services	Total
	SGD’000	SGD’000	SGD’000
Geographical location:
Singapore	555	3,761	4,316
Malaysia	4,723	-	4,723
Other countries	1,703	-	1,703
	6,981	3,761	10,742

F-19

17. INCOME TAX EXPENSES

Caymans and BVIs

The Company and its subsidiary, JE Cleantech International Ltd., are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and JE Cleantech International Ltd. do not accrue for income taxes.

Singapore

The Company’s subsidiaries, JCS-Echigo Pte. Ltd. and Hygieia Warewashing Pte. Ltd, are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2024: 17%).

The income tax provision consists of the following components:

	For the six-month period ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000
Income tax:
Current year	238	20	16
Deferred tax:
Current year	(64)	-	-
Income Tax Expense	174	20	16

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2024: 17%) to profit before income tax as a result of the following differences:

	For the six-month period ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000
Income before tax expenses:	772	(812)	(638)

Tax at the domestic income tax rate	131	(138)	(108)
Tax effect of expenses that are not deductible in determining taxable profit	43	158	124
Income Tax Expense	174	20	16

F-20

18. RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

Related Party Name	Relationship to the Company

Ms. Hong Bee Yin	Controlling shareholder

There were no related party transactions conducted during the periods ended June 30, 2024 and 2025.

As of June 30, 2025 and December 31, 2024, there were no outstanding related party balances.

19. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long-outstanding balances to determine the need for an allowance for expected credit losses accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the six-month period ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000
Amount of the Company’s revenue
Customer A	5,159	1,010	794
Customer B	1,230	1,077	847
Customer C	*	811	638

*	Revenue from relevant customer was less than 10% of the Group’s total revenue for the respective period.

F-21

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	SGD’000	SGD’000	USD’000
Amount of the Company’s accounts receivable
Customer A	1,592	419	329
Customer B	573	500	393
Customer C	762	**	**

**	Account receivable from relevant customer was less than 10% of the Group’s total accounts receivable for the respective period.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the six-month period ended June 30,
	2024	2025	2025
	SGD’000	SGD’000	USD’000
Amount of the Company’s purchase
Supplier A	875	828	651
Supplier B	619	629	495
Supplier C	#	#	#

#	Purchase from relevant supplier was less than 10% of the Group’s total purchase for the respective period.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	SGD’000	SGD’000	USD’000
Amount of the Company’s accounts payable
Supplier A	##	##	##
Supplier B	117	112	88
Supplier C	80	83	65
Supplier D	##	85	67

##	Accounts payable from relevant supplier was less than 10% of the Group’s total accounts payable for the respective period.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (excluding prepayments), financial instruments, and cash and bank deposits presented on the unaudited consolidated balance sheets. The Company has no other financial assets that carry significant exposure to credit risk.

F-22

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these unaudited interim condensed consolidated financial statements.

21. SUBSEQUENT EVENTS

Save as disclosed in Note 13, the Company has assessed all events from June 30, 2025 through the date that these unaudited interim condensed consolidated financial statements are available to be issued, there are no other material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

F-23